

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Mr. Gary Brown
Chief Financial Officer
Silver Wheaton Corp.
Suite 3150, 666 Burrard Street
Vancouver, BC Canada V6C 2X8

> **Re:** **Silver Wheaton Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 1-32482**

Dear Mr. Brown:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director